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                                                                                                           OMB APPROVAL
                                                                                                     OMB Number:     3235-0058
                                  UNITED STATES                                                      Expires:      May 31,1997
                       SECURITIES AND EXCHANGE COMMISSION                                            Estimated average burden
                              Washington, D.C. 20549                                                 Hours per response . 2.50
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                                   FORM 12b-25
                                                                                                     -------------------------
                           NOTIFICATION OF LATE FILING                                                SEC FILE NUMBER
                                                                                                      0-25982
                                                                                                     -------------------------
(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form                                      10-Q |_| Form N-SAR
                                                                                                     -------------------------
                                                                                                      CUSPID NUMBER

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For Period Ended December 31, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
         Metro Display Advertising, Inc.

--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
         15265 Alton Parkway, Suite 100, Irvine, California 92718

--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons described in reasonable detail in Part III of this
        | form could not be eliminated without unreasonable effort or expense;
        |
  |X| | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, | will be filed on or before the fifteenth calendar day following the
        | prescribed due date; or the calendar day following the prescribed due | date; and
        | subject quarterly report of transition report on Form 10-Q,
        | or portion thereof will be filed on or before the fifth calendar day | following the prescribed due date; and
        |
        | (c) The accountant's statement or other exhibit required by | Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                 (Attach Extra Sheets if Needed
See attached.                                                   SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Scott Kraft              (714)               727-3333
    ---------------------  -------------------  --------------------
            (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------

                         Metro Display Advertising, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 1997           By:______________________________________________
                                          Scott Kraft, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

Metro Display Advertising, Inc.
SEC File No. 0-25982


                            ATTACHMENT TO FORM 12B-25


                                                            Response to Part III


         The subject report of Form 10-KSB could not be filed within the prescribed time period because the Registrant's auditors are in the process of completing the Registrant's 1996 audited consolidated financial statements.

PECK
& LOPEZ ------------------------------------------------------------------------
                                                    Certified Public Accountants

                            [PECK & LOPEZ LETTERHEAD



                                    March 28, 1997



United States Division of Corporate Finance
Securities and Exchange Commission
Patricia A. Current
450 Fifth Street N.W.
Mail Stop 7-6
Washington, D.C. 20549


Dear Ms. Current,

     We have been engaged to conduct an audit of the consolidated financial statements of Metro Display Advertising, Inc. as of December 31, 1996. We are currently in the process of completing our audit and expect completion by April 8, 1997.

Pursuant to rule 12b-25 under the 1934 act we are hereby informing you of our delay in issuing Metro Display Advertising, Inc.'s 1996 audited consolidated financial report due to significant disclosures issues needing follow up and review.

If you have any questions relating to this letter, please feel free to call.


                    Sincerely,

                    /s/ Peck & Lopez
                    ----------------------------
                    Peck & Lopez
                    Certified Public Accountants








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